MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.
BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(unaudited)	(audited)

	(in thousands of Canadian dollars)

ASSETS
Current assets
Cash	$19,801	$24,001
Accounts receivable	34,520	28,944
Inventories (note 4)	76,796	76,426
Prepaid expenses	9,828	15,302
Income taxes recoverable	117	5,366
Future income taxes	1,653	1,188
	142,715	151,227
Property, plant and equipment	143,282	150,092
Other assets	70,816	78,225
	$356,813	$379,544

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
Accounts payable and accrued liabilities	$33,628	$43,516
Current portion of long-term debt (note 5)	670	632
	34,298	44,148

Long-term debt (note 5)	210,297	205,311
Other obligations	6,376	5,755
Future income taxes	14,583	18,752
	265,554	273,966

Shareholder's equity
Share capital	-	-
Retained earnings	91,259	105,578
	$356,813	$379,544

MILLAR WESTERN FOREST PRODUCTS LTD.
STATEMENTS OF EARNINGS & COMPREHENSIVE EARNINGS
(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007

	(in thousands of Canadian dollars)

Revenue	$97,339	$88,869	$171,613	$164,531

Cost of products sold	64,493	60,621	117,875	111,818
Freight and other distribution costs	21,453	18,239	36,266	35,045
Depreciation and amortization	5,299	4,999	11,218	10,295
General and administration	3,253	3,487	6,322	6,701
Operating earnings (loss)	2,841	1,523	(68)	672
Financing expenses - net (note 6)	(3,854)	(4,290)	(8,127)	(8,607)
Unrealized exchange gain (loss) on long-term debt	1,292	16,948	(5,396)	19,000
Other income (note 7)	702	(3,271)	1,654	(300)
Earnings (loss) before income taxes	981	10,910	(11,937)	10,765
Income taxes recovery	578	85	2,974	545
Net earnings (loss) & comprehensive earnings (loss)	$1,559	$10,995	$(8,963)	$11,310

STATEMENTS OF RETAINED EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

(unaudited)

	2008	2007

	(in thousands of Canadian dollars)

Retained earnings - beginning of period	$105,578	$89,031
Adoption of new accounting standards (note 2(b) & 2(e))	(5,356)	-
Retained earnings - beginning of period as restated	100,222	89,031
Net earnings (loss)	(8,963)	11,310
Retained earnings - end of period	$91,259	$100,341

MILLAR WESTERN FOREST PRODUCTS LTD.
STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007

	(in thousands of Canadian dollars)

Cash provided from (used in)
Operating activities
Net earnings (loss)	$1,559	$10,995	$(8,963)	$11,310
Items not affecting cash:
Depreciation and amortization	5,299	4,999	11,218	10,295
(Gain) loss on sale of power purchase rights	-	-	-	(2,354)
Future income tax (recovery) expense	(468)	3,415	(2,864)	3,255
Amortization of deferred financing charges	-	169	-	339
Unrealized foreign exchange loss (gain) on long-term debt	(1,292)	(16,948)	5,396	(19,000)
Unrealized loss (gain) on derivative contracts	(755)	672	(885)	196
Reforestation expense	2,015	1,938	3,847	3,842
Other	(2,359)	(1,170)	(2,463)	(80)
	3,999	4,070	5,286	7,803
Reforestation expenditures	(832)	(2,093)	(1,913)	(2,599)
	3,167	1,977	3,373	5,204

Changes in non-cash components of working capital
Accounts receivable	(6,540)	800	(5,576)	(3,996)
Inventories	29,193	26,071	(771)	(4,925)
Prepaid expenses	737	(2,697)	3,900	(5,158)
Accounts payable and accrued liabilities	(16,145)	(19,690)	(9,003)	(11,396)
Income taxes	4,958	(3,500)	5,249	(8,670)
	12,202	984	(6,201)	(34,145)
	15,369	2,961	(2,828)	(28,941)

Investing activities
Additions to property, plant and equipment	(1,036)	(2,020)	(1,387)	(4,234)
Proceeds on disposal of property, plant and equipment	3	5	4	136
(Increase) decrease in other assets	367	-	367	(31)
	(666)	(2,015)	(1,016)	(4,129)

Financing activity
Advances of long-term debt	-	-	-	5,080
Long-term debt repayments	(130)	(117)	(356)	(230)
	(130)	(117)	(356)	4,850

Increase (decrease) in cash	14,573	829	(4,200)	(28,220)
Cash - beginning of period	5,228	35,910	24,001	64,959

Cash - end of period	$19,801	$36,739	$19,801	$36,739

Supplemental cash flow information

Interest paid	$7,667	$8,632	$8,355	$9,069

Income taxes paid	$-	$-	$-	$5,081

MILLAR WESTERN FOREST PRODUCTS LTD.
SEGMENTED INFORMATION
(unaudited)
	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007

	(in thousands of Canadian dollars)
Product segment

Lumber
Revenue	$35,774	$29,777	$61,520	$56,978
Cost of products sold	30,076	25,922	56,623	51,848
Freight and other distribution costs	6,018	4,234	8,676	8,402
Depreciation and amortization	2,338	1,969	5,259	4,242
Operating loss	$(2,658)	$(2,348)	$(9,038)	$(7,514)

Pulp
Revenue	$61,492	$58,524	$109,946	$105,625
Cost of products sold	34,413	34,654	61,234	59,925
Freight and other distribution costs	15,435	14,005	27,590	26,643
Depreciation and amortization	2,555	2,560	5,148	5,106
Operating earnings	$9,089	$7,305	$15,974	$13,951

Corporate and other
Revenue	$73	$568	$147	$1,928
Cost of products sold	4	45	18	45
General and administration	3,253	3,487	6,322	6,701
Depreciation and amortization	406	470	811	947
Operating loss	$(3,590)	$(3,434)	$(7,004)	$(5,765)

Total
Revenue	$97,339	$88,869	$171,613	$164,531
Cost of products sold and administration	67,746	64,108	124,197	118,519
Freight and other distribution costs	21,453	18,239	36,266	35,045
Depreciation and amortization	5,299	4,999	11,218	10,295
Operating earnings (loss)	$2,841	$1,523	$(68)	$672

Shipments by business segment
Lumber (millions of board feet)	134	100	237	188

Pulp (thousands of tonnes)	87	92	161	164

			June 30,	December 31,
			2008	2007
Identifiable assets
Lumber			$166,750	$174,278
Pulp			163,294	160,997
Corporate and other			26,769	44,269
			$356,813	$379,544

MILLAR WESTERN FOREST PRODUCTS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2008
(unaudited)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2007, except as disclosed in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods, have been included.

2.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). Any adjustments to the previous carrying amounts of assets and liabilities that are remeasured under these new standards are recorded as adjustments to opening retained earnings in 2008, as allowed under the various applicable transitional rules.

a)

Section 1530, Comprehensive Income and Section 3251, Equity

This Section describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a corporation's net assets that results from transactions, events or circumstances from sources other than the corporation's shareholders. It includes items that would not normally be included in net earnings, such as:

i)

changes in the fair value of hedging instruments; and

ii)

unrealized gains or losses on available-for-sale investments.

The CICA also made changes to Handbook Section 3250, Surplus, and reissued it as Section 3251, Equity. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income. Adopting these sections requires the Company to start reporting the following items in the financial statements, to the extent applicable:

i)

comprehensive income and its components; and

ii)

accumulated other comprehensive income and its components.

Management has determined that it has no items of other comprehensive income ("OCI").

b)

Section 3855, Financial Instruments - Recognition and Measurement

This Section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

i)

all financial assets and liabilities be initially measured at fair value, and subsequently accounted for based on their classification, as further described below;

ii)

all derivative financial instruments, with limited exceptions, be measured at fair value, even when they are part of a hedging relationship; and

iii)

debt issue and other transaction costs are either expensed as incurred or included in the cost of the debt and amortized using the effective interest rate method.

Financial assets and liabilities that are classified as "held for trading" are measured at fair value with changes in fair value recognized in earnings, except for derivatives that are designated as, and determined to be, effective cash-flow hedging instruments, where the changes in fair value are recorded in other comprehensive income (OCI).

Financial assets that are classified as "available for sale" are measured at fair value, with changes in those values recorded in OCI. Financial assets that are classified as "held to maturity" and "loans and receivables" are measured at amortized cost using the effective interest-rate method of amortization.

MILLAR WESTERN FOREST PRODUCTS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2008
(unaudited)

2.

ADOPTION OF NEW ACCOUNTING STANDARDS - continued

On the date of adoption, the Company's classification of financial assets and liabilities did not result in any material changes. However, the Company has elected to expense debt-issue costs and, as a result, on January 1, 2008, Other Assets were reduced by $4,017,000; Future Tax Liabilities were reduced by $992,000; and opening Retained Earnings were reduced by $3,025,000.

The Company selected January 1, 2008, as its transition date for identifying embedded derivatives. No embedded derivatives requiring separate recognition have been identified.

c)

Section 3862, Financial Instruments - Disclosures and Section 3863: Financial Instruments - Presentation

Section 3862 sets forth new disclosure requirements for financial instruments held for trading; the presentation requirements outlined in Section 3863 remain unchanged. Section 3862 also identifies risk exposures and the Company's approach to management of these risks. These new standards have no financial impact on previously reported financial statements. The details are presented in Financial Instruments and Financial Risk Factors, note 8.

d)

Section 1535, Capital Disclosures

This standard establishes new disclosure requirements concerning capital, such as qualitative information about the Company's objectives; policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The disclosures are presented in Capital Disclosures, note 9.

e)

Section 3031, Inventories

This standard introduces changes to the measurement and disclosure of inventory. The measurement changes include the elimination of the last-in first-out method; a requirement to measure inventories at the lower of cost and net realizable value; a requirement that the allocation of overhead be based on normal capacity; a requirement to use the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes; a requirement for an entity to use a consistent cost formula for inventory of a similar nature and use; and a requirement for the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

On the date of adoption, January 1, 2008, the Company revised its methodology for determining net-realizable value for log inventories, which resulted in a write-down to opening log inventories in the amount of $3,108,000. Future Tax Liabilities were reduced by $777,000, and opening Retained Earnings were reduced by $2,331,000. The methodology in place for other inventory valuations was already consistent with the requirements of this standard.

f)

Section 3865, Hedges

This Section requires that, in a fair value hedge, hedging derivatives must be carried at fair value, with changes in fair value recognized in the consolidated statement of earnings. The changes in the fair value of the hedged items attributable to the hedged risk must also be recorded in consolidated earnings by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet. In a cash-flow hedge, the changes in fair value of derivative financial instruments must be recorded in other comprehensive income. These amounts are reclassified in the consolidated statement of earnings in the periods in which results are affected by the cash flows of the hedged item. Similarly, any hedge ineffectiveness must be recorded in the consolidated statement of earnings. On the date of adoption, January 1, 2008, the Company has not elected to follow hedge accounting for any of its hedging relationships and, thus, there will be no impact from this standard.

MILLAR WESTERN FOREST PRODUCTS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2008
(unaudited)

3.

NEW ACCOUNTING PRONOUNCEMENT NOT YET ADOPTED

Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company will adopt the new CICA standard 3064, "Goodwill and Intangible Assets", which revises the standard for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The focus of this standard as it pertains to the Company would be in the accounting for pre-production or start-up costs, as these will no longer be capitalized as an asset. The Company is assessing the impact of adoption, but does not expect any significant changes will be required to the financial statements.

4.

INVENTORIES

	June 30,	December 31,
	2008	2007

Logs	$25,826	$29,679
Pulp	20,303	19,400
Lumber	17,960	13,295
Operating and maintenance supplies	12,707	14,052
	$76,796	$76,426

Market valuation adjustments	June 30,	December 31,
	2008	2007

Logs	$(3,370)	$(3,108)	*
Pulp	-	-
Lumber	(1,007)	(3,914)
	$(4,377)	$(7,022)

* Opening adjustment on January 1, 2008

5.

LONG-TERM DEBT

	June 30,	December 31,
	2008	2007

Unsecured senior notes - US $190,000	$193,743	$188,347
Power purchase rights loan #1	14,612	14,870
Power purchase rights loan #2	2,612	2,726
	$210,967	$205,943
Less: current portion	670	632
	$210,297	$205,311

In 2003, the Company issued US$190 million of unsecured senior notes due November 15, 2013, that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company. The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

In 2006, the Company was provided with a $15.6 million loan to acquire additional power purchase rights (power purchase rights loan #1). The loan is repayable in equal monthly payments of $183 thousand, including principal and interest, from May 31, 2006, to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

MILLAR WESTERN FOREST PRODUCTS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2008
(unaudited)

5.

LONG-TERM DEBT - continued

In 2007, the Company was provided with a further $5.1 million loan in connection with the sale of power purchase rights that took place in 2006 (power purchase rights loan #2). The loan is non-interest bearing and is repayable in equal annual payments of $363 thousand from February 23, 2008, to December 31, 2020. The loan has been recorded at fair value using an effective annual interest rate of 9.75%, resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million. The fair value adjustment of $2.4 million was recorded in 2007 as an additional gain on sale.

Collateral for both power purchase rights loans consists of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the power purchase rights falls below the amount of the loans outstanding, plus a predetermined amount. As at June 30, 2008, a letter of credit was not required.

6.

FINANCING EXPENSES

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Interest on long-term debt	$3,938	$4,282	$8,267	$8,981
Other interest and bank charges	379	258	560	417
Amortization of deferred financing costs	-	169	-	339
Interest income	(463)	(419)	(700)	(1,130)
	$3,854	$4,290	$8,127	$8,607

7.

OTHER INCOME (EXPENSE)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Gain (loss) on sale of property, plant and equipment	$6	$121	$24	$(10)
Other exchange gain (loss)	696	(3,392)	1,630	(2,644)
Gain on sale of power purchase rights (note 5)	-	-	-	2,354
	$702	$(3,271)	$1,654	$(300)

8.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Financial Risk Factors

The Company is exposed to a number of different financial risks arising from the normal course of business, as well as the Company's use of financial instruments held for trading. These risk factors include market risks relating to commodity pricing, foreign-exchange risk, interest-rate risk, liquidity risk, and credit risk.

a)

Market Risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially but may, at the Company's discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at time of settlement or delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other income (expenses).

MILLAR WESTERN FOREST PRODUCTS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2008
(unaudited)

8.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS - continued

a)

Market Risk - continued

The following are the outstanding forward contracts as at June 30, 2008, and the price sensitivity to a move in the forward market.
	Value of	Value of
	Outstanding	Unrealized	Change in	Sensitivity to
	Contracts	Gain/(Loss)	Contract Pricing	Price Change
	(U.S. millions)			(Canadian millions)

Lumber	$16.4	$0.5	US$10/MFBM	$0.6
	$16.4	$0.5

b)

Foreign Exchange Risk

The Company sells the majority of its products outside of Canada in U.S. dollars (77% of 2007 revenue). Consequently, the value of the Canadian dollar versus the U.S. dollar can have a major impact on revenue and profitability.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earning of fluctuations in currency rates, the Company may enter into forward exchange contracts to sell U.S. dollars, but does not hold or issue foreign currency financial instruments for speculative purposes. As at June 30, 2008, the Company held US$27.0 million in foreign currency hedges for execution within the year and recorded an unrealized gain of $391,000 on these contracts.

c)

Interest Rate Risk

The interest rates on the Company's long-term debt are fixed; consequently, the Company is exposed to fair value changes on long-term debt when the market rate of interest changes. The interest rate on the Company's undrawn revolving-credit facility does fluctuate with the market; however, there is no balance drawn at June 30, 2008. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates.

d)

Liquidity Risk

The ability of the Company to meet obligations associated with financial liabilities is subject to the availability of cash and external funding in the form of a working-capital supported revolving-credit facility in the amount of $50 million, which is due May 31, 2009. As at June 30, 2008, the revolving-credit facility was undrawn, with $2.2 million committed to standby letters of credit.

e)

Credit Risk

Credit risk is the risk that customers or counterparties to certain financial contracts will fail to pay amounts due or perform their obligations under a contract. To mitigate the risk associated with customer or counterparty failure to meet their obligations, the Company insures most trade receivables to 90% of the value of the invoice. This insurance coverage represents 88% of the outstanding balances. The remaining balance is predominantly represented by counterparty receivables with fibre-supply trading partners for which the Company held outstanding payables in similar amounts. All new trade customers must be insurable under the terms of the policy. The Company and the insurer work in concert to regularly review the creditworthiness of existing and future customers and ensure credit limits are commensurate with credit risk.

During the period, the Company made no further allowances for bad debts and, as of June 30, 2008, had a balance of $0.2 million.

MILLAR WESTERN FOREST PRODUCTS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2008
(unaudited)

9.

CAPITAL DISCLOSURES

The Company is privately held, and as such it defines capital as cash and shareholder's equity with the source of this capital generated from operations. The Company's financial results are primarily influenced by the prevailing market prices for pulp and lumber and the relative value of the Canadian and U.S. dollars. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. The Company's objective in managing capital is to ensure adequate liquidity throughout the business cycle through management of operations, working capital and access to a revolving credit facility. The Company does not have any externally imposed capital requirements.